UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2005            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite#1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated December 20, 2005

2.

News Release dated December 22, 2005

3.

News Release dated December 29, 2005

4.

News Release dated January 9, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: January 26, 2006	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Dejour Announces Drilling Success at its 1st Well in Lavaca Prospect in Texas-

Commencement of Drill Operations at its Tinsley Deep Gas Prospect in

Mississippi

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 31,940,289
Last Close: 12/19/2005 - $0.96
December 20, 2005 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, reports that the first well in its Lavaca Prospect, Mitchell County, Texas has been successfully drilled, logged and cased.   The operator plans a completion program scheduled for January 2006.  The Company holds a 10% working interest (7.5% nri) in this well and over 4000 net acres. Dr. R. Marc Bustin, the qualified person for these projects, affirms that “preliminary log analysis indicates significant gas pay within the targeted zones”. Mr.  Hodgkinson states “the success in Mitchell County demonstrates our commitment to selecting quality prospects.  We look forward to continued accomplishments for our shareholders”.

The Company is very excited to also report that drill operations commenced December 19th, 2005 on the Company’s 43% owned Tinsley Deep Gas Prospect in Yazoo County, Mississippi.  Target depth for the initial well is 12,000 feet sufficient to test the Smackover and Norphlet formations. There is additional hydrocarbon potential higher up in the Cotton Valley formation. The prospect includes nearly 5,100 gross and 4,613 net acres. Dejour is paying 46.7% of the actual costs to drill and 34.9% of completion costs to earn a 34.9% working interest before payout and 29.428% working interest after payout in this first well.

The operator’s combined potential reserve estimate for the Smackover and Norphlet reservoirs alone, at Tinsley, exceed 633 BCF gas and 13.8 million barrels of oil.  The original Tinsley Field, discovered in 1939 by Union Producing Company with over 450 million barrels of oil production to date from shallower Cretaceous formations has been the subject of a recently interpreted 45 sq. mile 3-D seismic survey, exposing deep production potential. The highly over pressured Deep Smackover Gas Trend, which exhibits porosities ranging 8-15%, is very prolific in west central Mississippi, having produced almost a trillion cubic feet of gas to date including the state’s most prolific single gas well, which  has produced over 139 BCF gas over two decades and is still producing at significant commercial rates. Cotton Valley production is also currently active at the Mechanicsburg Field, 7.5 miles to the southwest. Drilling operations are projected over approximately 40 days.

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Increases Private Placement to C$6,500,000

Dejour Enterprises Ltd. (TSX-V: DJE)
Shares Issued: 32,781,289
Last Close: 12/21/2005 - $1.00
December 22, 2005 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the "Company") has agreed to increase the maximum number of units issued for the non-brokered private placement previously announced on November 28, 2005 to 4,317,500 units at $0.95 and 2,300,000 flow-through common shares at $1.05 per share. Total funds raised are $6,500,000, subject to regulatory approval. Closing will be on or before December 30, 2005.

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman  & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Closes Private Placement CDN. $6.5 Million

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 39,016,789
Last Close: 12/28/2005 - $1.05
December 29, 2005 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the Company) has closed, subject to regulatory approval, its private placement previously announced in November 28, 2005 having raised gross proceeds of C$6.5 million.

Pursuant to the terms of the private placement, Dejour Enterprises Ltd. has sold 4,217,500 units at $0.95 and 2,300,000 flow-through common shares at $1.05 per share.  Each unit comprises of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share at $1.10 per share until December 14, 2007. The Company has the right to trigger early exercise of those warrants should the closing price of the Company share be equal to or exceed $1.66 for twenty consecutive trading days.

Dejour will pay a finders’ fee of up to 5% in cash and provide a finders’ warrant of up to 10% of the shares/units placed, subject to regulatory approval.  The finders’ warrants will have the same terms as those issued as part of the units.

The hold periods for shares and warrants are:

	Shares	Investors’ Warrants	Finders’ Warrants

April 23, 2006	397,000	-	39,700
April 24, 2006	1,250,000	500,000	115,000
April 29, 2006	842,500	168,750	80,875
April 30, 2006	4,128,000	1,490,000	268,126

	6,617,500	2,158,750	503,701

About Dejour Enterprises Ltd.

Dejour is a Canadian energy company devoted to exploring for uranium, oil and gas leveraging the opportunities that exist as a result of the global market's decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE). Refer to www.dejour.com for company details or contact Doug Cannaday, President.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman  & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Updates Progress at Athabasca, Lavaca and Tinsley

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 39,016,789
Last Close: 1/06/2006 - $1.04
January 09, 2006 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, is pleased to provide updates on the Company’s exploration projects:

Uranium:

Athabasca Basin, Northern Saskatchewan:  Dejour has received substantially all geophysical interpretation from Fugro Airborne Surveys and all of the reprocessed data from Condor Consulting Inc. on its 2005 Geotem 1000 and Megatem II airborne surveys.  Dejour also has been granted all necessary approvals for the line cutting and geophysical work for its 2006 winter uranium exploration program on the Company’s 100% owned projects.  Field work has commenced and will test selected areas of the 250 kilometers of electromagnetic conductors defined by the airborne surveys on Dejour’s properties.  The Condor data was important in selecting areas for initial follow-up ground geophysics.

The line cutting crew is mobilizing and has commenced their work.  The geophysical crew is scheduled to commence field work on January 21 and has at least eight weeks of TDEM surveying scheduled.  Subject to results of the initial surveying and weather and ice conditions permitting, additional geophysical work is expected to expand the current program.

Condor also reprocessed the Megatem II data on test lines flown on the Company’s Virgin Trend North project.  Their interpretation of the data on the southernmost series of Megatem test lines shows three broad deep conductive zones. These test lines are approximately 7 kilometers north of Cameco’s Virgin River project where drilling on the Centennial Zone has intersected up to 8.39% U3O8 over 3.9 meters.  Recent deep penetrating ground geophysical surveying at the north end of Cameco’s property and just south of the Cameco-Dejour boundary identified a series of deep conductive zones which are interpreted to be caused by basement graphitic horizons and faulting and clay alteration in the Athabasca  Sandstone.  Boulder sampling on the southern part of Dejour’s Virgin Trend North project also identified clay alteration and anomalous boron in the sandstone above the interpreted deep conductive zones.  Anomalous boron and clay alteration are commonly observed in the vicinity of uranium mineralization.

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

Oil & Gas:

Lavaca Prospect, Mitchell County, Texas:  The Company previously reported success in the drilling of its first well on its Lavaca Prospect in Mitchell County, Texas.  During December 2005 the well was drilled to 8,200 feet, logged and cased.  Currently the operator is awaiting arrival of a work-over rig to commence completion of the well.

Tinsley Deep Prospect, Yazoo County, Mississippi:  The Company reports that as of today the drill-rig has reached a depth of 8,233 feet.  Mud logging operations commenced at 7,500 feet and will monitor the well for the remainder of the drilling operations.  The target depth is 12,000 feet, sufficient to test the Smackover and Norphlet formations with additional hydrocarbon potential in the shallower Cotton Valley formation.  The Operator intends to drill up to 200 feet into the top of the Louann Salt dome over which the hydrocarbon targets are draped.

In a September 6, 2005 News Release the Company reported reserve estimates for the Smackover and Norphlet formations given by the prospect’s US based Operator and an independent US based petroleum consultant who prepared an August 2000 recommendation report for Devon Energy Corporation, a former owner of some of the prospects deep rights.  The company clarifies that the reserve estimates previously announced are “prospective resource estimates”.

Prior to commencement of drilling, the Operator, using 3D seismic data, estimated the existence of 5100 productive acres of 100 feet net sand with 12% porosity containing recoverable 349 BCF gas and 7.1 MM barrels condensate for the Smackover formation.  Separately the Operator estimated existence of 3800 productive acres of 100 feet net sand with 15% porosity containing recoverable 284 BCF gas and 6.7 MM barrels condensate for the Norphlet formation.  The estimates do not include an allocation for the prospective Cotton Valley formation.  The Company has not done a risk analysis in accordance with National Instrument Policy 51-101.

The Tinsley Field was discovered in 1939 by Union Producing Company and has produced over 450 MBO to date from higher up Cretaceous formations.  Union later became Pennzoil Exploration and Production Company.  In the 1990’s Pennzoil conducted a 3-D seismic program to evaluate the deeper untested formations, however, the data was largely unprocessed by the time Pennzoil sold its Tinsley interests which Devon purchased.  Devon retained an independent petroleum consultant to evaluate the exploration merit of deeper (Jurassic) formations in the Tinsley field and in an August 2000 report the consultant stated:

“We recommend … the drilling of a 12,100 foot well … to test the Norphlet sandstone in a large closure upthrown on the main down-to-the-north Tinsley fault.  We estimate the Norphlet will be encountered 2,400 feet structurally high to the Conoco Childress No. 1, a well that had mud log gas shows from 70 feet of low permeability Norphlet sandstone.  The Norphlet should be 2,000 feet high to the Jones Berry No. 1 and Nannie Berry No. 1 wells that both tested sweet gas at low rates from the Norphlet.  The prospect closure (Norphlet) encompasses over 4,600 acres and has reserve potential of 184 BCF of gas.”  The Company anticipates well results around the first week of February 2006.

The Consultant further reported:

“Since most of the downdip penetrations have greater than 100 feet of Norphlet sand the reserve potential could exceed 250 BCF.  The possibility of finding prolific Norphlet sands on a closure this large and pronounced makes this a very attractive exploration opportunity.  The primary risks are sand quality and fault seal.”

R. Marc Bustin, Ph.D., P. Geol., FRSC, is the qualified person for Dejour’s oil and gas projects.

Funding:

Following the successful closing and oversubscription to its latest equity financing, reported December 29, 2005, Dejour enters 2006 with approximately CDN. $12.5mm in cash to direct to its high impact energy based exploration projects.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE.V).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com